Exhibit 99.2

Burning Rock Announces 2021 Annual General Meeting to be Held on December 28, 2021

GUANGZHOU, China, November 16, 2021—Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”), a company focusing on the application of next generation sequencing (NGS) technology in the field of precision oncology, today announced that it will hold its annual general meeting (“AGM”) on December 28, 2021 at 10:00 a.m. (local time) at the Company’s Shanghai office at 5/F, Building 1, No. 138 Xinjunhuan Road, Minhang District, Shanghai and Cleary Gottlieb Steen & Hamilton (Hong Kong) at 37/F, Hysan Place, 500 Hennessy Road, Causeway Bay, Hong Kong.

The AGM will be held for the following proposals:

1.

To ratify the appointment of Ernst & Young Hua Ming LLP as auditor of the Company for the fiscal year ending December 31, 2021 and to authorize the directors of the Company to determine the remuneration of the auditor;

2.	To re-elect Yusheng Han, Gang Lu and Shaokun Chuai as directors of the Company;

3.

To approve, confirm and ratify the adoption of the 2021 Long-term Equity Incentive Plan and the grant of options thereunder, the vesting of which is tied to the Company’s future stock performances; and

4.

To authorize each of the directors of the Company to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

The board of directors of the Company has fixed the close of business on November 17, 2021 (New York time) as the record date for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof. Holders of record of the Company’s Class A ordinary shares or Class B ordinary shares, each with a par value of US$0.0002 per share, at the close of business on the record date will be entitled to attend the AGM in either venue and any adjournment or postponement thereof in person.

The notice of the AGM and the Company’s 2020 Annual Report containing the complete audited financial statements and the report of auditors for the year ended December 31, 2020, is available on the Investor Relations Section of the Company’s website at https://ir.brbiotech.com/.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to Guard Life via Science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, with the leading market share in China and over 273,000 tissue and liquid-based tests completed cumulatively, and ii) NGS-based cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: www.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact: IR@brbiotech.com